Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated May 8, 2024, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is not being disseminated in any jurisdiction where it would be illegal to do so, save as in compliance with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by the Dealer Managers (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase by
Monster Beverage Corporation
of
Shares of its Common Stock for an Aggregate Purchase Price
of Up To $3.0 Billion
at a Purchase Price Not Less Than $53.00 Per Share
Nor Greater Than $60.00 Per Share
Monster Beverage Corporation, a Delaware corporation (the “Company”), is offering to purchase for cash shares of its common stock, par value $0.005 per share, pursuant to (1) auction tenders at prices specified by the tendering shareholders of not less than $53.00 nor greater than $60.00 per share (“Auction Tenders”) or (2) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 8, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 5, 2024, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).
The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to the satisfaction or waiver of the Financing Condition (as defined below) as well as a number of other terms and conditions as specified in the Offer to Purchase.
The Company intends to fund any purchase of shares pursuant to the Offer with a combination of (1) $2.0 billion of cash on hand, (2) $750.0 million in borrowings under a new term loan, and (3) $250.0 million in borrowings under a new revolving credit facility. At least five business days prior to the Expiration Time, the Company and certain of its subsidiaries expect to enter into a new credit agreement with J.P. Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (the “Credit Agreement”), providing for a new $750 million three-year delayed draw senior term loan A facility (the “Term Loan”) and a new $750.0 million five-year senior revolving credit facility (the “RCF”). It is a condition to the consummation of the Offer that the Credit Agreement is entered into and at least $1.0 billion is funded under the Term Loan and the RCF at least five business days prior to the Expiration Time (the “Financing Condition”). If the Financing Condition is not satisfied and the Company does not waive the Financing Condition, the Company may amend, terminate or extend the Offer. In the event the Offer is terminated, the Company will promptly return any shares, at its expense, that were delivered pursuant to the Offer.
Although the Company has authorized the Offer, none of the Board of Directors, the Company, the Dealer Managers (as defined below), the Information Agent (as defined below) or the Depositary, or any of their respective affiliates, has made, and they are not making, any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. Shareholders are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.
The Company’s Board of Directors believes that the Offer, conditioned upon the satisfaction or waiver of the Financing Condition, represents a prudent use of the Company’s financial resources in light of its business profile, assets, anticipated future performance and financial condition.
In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender shares must specify (1) whether shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $53.00 nor greater than $60.00 per share (in increments of $0.50), at which they are willing to tender their shares to the Company in the Offer. After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $53.00 and not more than $60.00 per share, that it will pay for shares of the Company’s common stock validly tendered in the Offer and not validly withdrawn prior to the Expiration Time, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will initially be deemed to have been tendered at a price of $53.00 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price and, after determination of the Purchase Price, all Purchase Price Tenders will be deemed to have been made at the Purchase Price. The Purchase Price will be the lowest price per share of not less than $53.00 and not more than $60.00 per share that will enable the Company to purchase the maximum number of shares validly tendered pursuant to the Offer and not withdrawn having an aggregate purchase price up to $3.0 billion (the “Maximum Offer Amount”). Shares validly tendered pursuant to an Auction Tender will not be purchased if the Purchase Price determined by the Company for the shares is less than the price selected by the shareholder. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. Any shareholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price, unless previously and validly withdrawn, as described in the Offer to Purchase.
As of April 22, 2024, there were 1,041,725,628 shares outstanding. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $53.00 per share, the minimum Purchase Price under the Offer, the approximate number of shares that would be purchased under the Offer would be 56,603,773 shares, which would represent approximately 5.4% of the total number of shares issued and outstanding as of April 22, 2024. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $60.00 per share, the maximum Purchase Price under the Offer, the number of shares that would be purchased under the Offer would be 50,000,000 shares, which would represent approximately 4.8% of the total number of shares issued and outstanding as of April 22, 2024.
In addition, if shares valued at more than the Maximum Offer Amount are tendered in the Offer, the Company may accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding shares without extending the Expiration Time.
Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. Messrs. Sacks and Schlosberg have advised us that they intend to tender up to 610,000 and 610,000 shares, respectively, that they beneficially own in the Offer (including shares held by each of them directly and shares held indirectly over which they have voting or dispositive power (collectively, and including Messrs. Sacks and Schlosberg, the “Founding Holders”)) as Purchase Price Tenders, for investment diversification and estate planning purposes. The Founding Holders beneficially owned an aggregate of 80,597,539 shares as of April 12, 2024, which represents 7.7% of our issued and outstanding shares of common stock as of April 12, 2024.
While no final decision has been made by the Founding Holders, assuming they tender the 1,220,000 shares referred to above, and all such shares are purchased in the Offer, the Founding Holders would beneficially own an aggregate of 79,377,539 shares immediately following the Offer, which would represent approximately 7.6% of the total number of shares issued and outstanding as of April 22, 2024. If the Founding Holders properly tender shares in the Offer, their Purchase Price Tenders could influence the price at which all of the shares accepted for payment are purchased. Mark S. Vidergauz and Mark J. Hall, who are members of the Board of Directors, and Thomas J. Kelly and Emelie C. Tirre, who are executive officers, have advised us that they intend to tender up to 20,000, 500,000, 80,000 and 45,000 shares, respectively, that they beneficially own in the Offer. All of our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer.
In addition, Sterling Trustees LLC, has advised us that, although no final decision has been made, it intends to tender up to an aggregate of 20,500,000 shares on behalf of such trusts and entities, as Purchase Price Tenders. If Sterling Trustees LLC properly tenders shares in the Offer, its Purchase Price Tenders could influence the price at which all of the shares accepted for payment are purchased.
As a result of any tenders of shares in the Offer, the proportional holdings of our other directors and executive officers who do not participate in the Offer will increase following the consummation of the Offer.
If the terms and conditions of the Offer have been satisfied or waived, including the Financing Condition, and shares having an aggregate purchase price of less than the Maximum Offer Amount are validly tendered and not validly withdrawn, the Company will buy all shares validly tendered and not validly withdrawn that are tendered at a price that is at or below the Purchase Price.
If the terms and conditions of the Offer have been satisfied or waived and shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than the Maximum Offer Amount, the Company will purchase shares in the following order of priority:
•
First, all shares owned in “odd lots” (less than 100 shares) that have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), except that tenders of less than all of the shares owned by an “odd lot” holder will not qualify for this priority;

•
Second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis if necessary, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an aggregate purchase price of the Maximum Offer Amount; and

•
Third, if necessary to permit the Company to purchase shares having an aggregate purchase price of the Maximum Offer Amount, such shares conditionally validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).

If any tendered shares are not purchased, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the valid withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at The Depository Trust & Clearing Corporation (“DTC”), the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case at the Company’s expense.
Shareholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Shareholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.
The proration period is the period for accepting shares on a pro rata basis in the event that the Offer is oversubscribed. The proration period will expire at the Expiration Time. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time.
For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to Equiniti Trust Company, LLC (the “Depositary”) of its acceptance of the shares for payment pursuant to the Offer.
Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC (as defined in the Offer to Purchase), (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other required documents.
The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s shares.
The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, subject to applicable law, or to postpone payment for shares, upon the occurrence of any of the conditions to the Offer specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Exchange Act, which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.
Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted such tendered shares for payment, shareholders may withdraw their tendered shares at any time after 11:59 p.m., New York City time, on July 5, 2024, the 40th business day following the commencement of the Offer. Except as otherwise provided in the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover page of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn, the price at which such shares were tendered, if an Auction Tender is being withdrawn, and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares. A shareholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering shareholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.
All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.
Generally, United States shareholders will be subject to United States federal income taxation when they receive cash from the Company in exchange for the shares they tender. Their receipt of cash for tendered shares generally will be treated as either (1) consideration received in a sale or exchange or (2) a distribution with respect to such shares, depending on the circumstances. All shareholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.
The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer.
The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Please direct any questions or requests for assistance to D.F. King & Co., Inc. (the “Information Agent”) or Evercore Group L.L.C. and J.P. Morgan Securities LLC (collectively, the “Dealer Managers”) at their respective telephone numbers and addresses set forth below. Please direct requests for copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:
Equiniti Trust Company, LLC
If delivering by hand, express mail, courier, or other expedited service:	By mail:
Equiniti Trust Company, LLC 55 Challenger Road Suite # 200 Ridgefield Park, New Jersey 07660 Attn: Reorganization Department	Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 525 Ridgefield Park, New Jersey 07660
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Bank and Brokers Call Collect: (212) 269-5550
All Others, Please Call Toll-Free: (888) 605-1958
Email: MNST@dfking.com
The Dealer Managers for the Offer are:
Evercore ISI Evercore Group L.L.C. 55 East 52nd Street New York, New York 10055 Toll free: (888) 474-0200	J.P. Morgan J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Toll Free: (877) 371-5947